FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla")

Item 2 Date of Material Change

 January 8, 2024

Item 3 News Release

The news release was disseminated on January 8, 2024 through Cision and filed on SEDAR+.

Item 4 Summary of Material Change

The Company announced an updated mineral resource estimate for its flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced an updated mineral resource estimate ("Updated Mineral Resource Estimate") for its flagship, 100% owned Panuco silver-gold project (the "Project" or "Panuco") located in Sinaloa, Mexico. The Updated Mineral Resource Estimate was completed by Allan Armitage, Ph.D., P.Geo., of SGS Geological Services.

Highlights of the Updated Mineral Resource Estimate, including a comparison to the previous mineral resource estimate released in January 2023:

  48.7% increase in indicated mineral resources from 104.8 to 155.8 Moz AgEq
  48.7% increase in inferred mineral resources from 114.1 to 169.6 Moz AgEq
  17% increase in average indicated mineral resource grade from 437 to 511 g/t AgEq
  New addition of La Luisa containing 4.0 Moz AgEq indicated and 25.3 Moz AgEq of Inferred Resources

Key Statistics:

  The Updated Mineral Resource represents less than 10% of the known vein strike of the newly consolidated district
  90% of the value of the Updated Mineral Resource Estimate is comprised of precious metals, including 56% from silver

  A total of 11 epithermal veins were included in the Updated Mineral Resource Estimate
  Total all-in exploration cost of US$0.32/oz AgEq discovered

Indicated Mineral Resources are estimated at 9.5 million tonnes ("Mt") grading 289 grams per tonne ("g/t") silver, 2.41 g/t gold, 0.27% lead, and 0.84% zinc (511 g/t silver equivalent ("AgEq")). The Updated Mineral Resource Estimate includes indicated mineral resources of 88.2 million ounces ("Moz") of silver, 736 thousand ounces ("koz") of gold, 25.4 kilotonnes ("kt") of lead, and 79.9 kt of zinc (155.8 Moz AgEq).

Inferred Mineral Resources are estimated at 12.2 Mt grading 239 g/t silver, 1.93 g/t gold, 0.29% lead, and 1.03% zinc (433 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 93.7 Moz of silver, 758 koz of gold, 35.4 kt of lead, and 125.3 kt of zinc (169.6 Moz AgEq).

The Updated Mineral Resource Estimate is centred on the western portion of Panuco, encompassing ~8 km of the known 86 km of cumulative vein strike in the district. The Updated Mineral Resource Estimate includes 178 new infill/expansion holes (100,222 metres) completed by Vizsla Silver between September 2022 and September 2023. In total, the Updated Mineral Resource Estimate is based on a total drill database of 822 holes (302,931 metres) completed by Vizsla Silver since November 2019.

"We are pleased to announce another significant resource update milestone for the high-grade Panuco silver gold district," commented Michael Konnert, President and CEO. "Although substantial, this update represents only a moment in time at the Project, as drills continue to turn in 2024."

"The Project's indicated resource now stands at 88 million ounces of silver and 736 thousand ounces of gold, while the inferred resource contains 94 million ounces of silver and 758 thousand ounces of gold. This represents a 49% increase in both indicated and inferred ounces and a 17% increase in indicated grade relative to the previous estimate. Resource focused drilling throughout 2023 was successful in converting almost half of the January 2023 inferred resource to the indicated category while exploration drilling added new resources at both Copala and Napoleon. The bulk of this year's resource growth came from the Napoleon Area, largely driven by the inclusion of La Luisa, which added an additional 25Moz AgEq in inferred mineralization."

"What's most impressive is that although we continue to expand the Project's mineral inventory year after year, our current resource still accounts for less than 10% of the known veins we have in the district. Going forward, we will focus on de-risking and advancing the high-grade resource in the west towards development, taking advantage of the Project's incredible infrastructure, while simultaneously hunting for the next epicenter of mineralization in the central and eastern portions of the district. This is an outstanding achievement that comes as a result of hard work and perseverance. I want to thank everyone from the entire Vizsla team, including our contractors and local communities, and look forward to another successful year in 2024."

A technical report is being prepared on the Updated Mineral Resource Estimate in accordance with National Instrument 43-101 ("NI-43-101") and will be available on the Company's website and SEDAR within 45 days of the date of this release. The effective date of the Updated Mineral Resource Estimate is September 1, 2023.

Panuco Project Resource Summary -150 g/t AgEq cut-off

	01-Sep-23		19-Jan-23		Variance
Resource Class	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred
Tonnes (MT)	9.5	12.2	7.5	7.2	2.0	5.0
Au g/t	2.41	1.93	2.12	2.14	0.29	-0.21
Ag g/t	289	239	243	304	46	-65
Pb %	0.27	0.29	0.23	0.19	0.04	0.10
Zn %	0.84	1.03	0.71	0.54	0.13	0.49
AgEq (g/t)	511	433	437	491	74	-58
AuEq (g/t)	6.81	5.76	5.82	6.55	0.99	-0.79
Au (koz)	736	758	508	496	228	262
Ag (koz)	88,192	93,653	58,330	70,672	29,862	22,981
Pb (kt)	56.0	35.4	17.2	13.7	38.8	21.7
Zn (kt)	79.9	125.3	53.3	38.9	26.6	86.4
AgEq (koz)	155,841	169,647	104,793	114,113	51,048	55,534
AuEq (koz)	2,076	2,261	1,404	1,516	672	745

1 AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

Panuco Project Indicated & Inferred Mineral Resource Summary by Vein (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Copala	4.5	380	2.46	0.08	0.15	573	7.64	55,201	358	3.7	6.9	83,270	1,110
Tajitos	0.6	358	2.24	0.12	0.21	538	7.18	7,295	46	0.7	1.3	10,953	146
Cristiano	0.2	581	3.37	0.25	0.43	858	11.45	3,961	23	0.5	0.9	5,851	78
Copala Area Total	5.4	385	2.48	0.09	0.17	580	7.74	66,457	427	5.0	9.2	100,074	1,343
Napoleon	3.3	162	2.39	0.52	1.73	425	5.66	17,276	255	17.2	57.4	45,223	603
Napoleon HW	0.4	164	1.72	0.42	1.53	365	4.87	2,259	24	1.8	6.5	5,029	67
Luisa	0.3	177	2.56	0.39	2.01	459	6.12	1556	22	1.1	5.5	4,027	54
Josephine	0.1	221	2.88	0.39	1.11	492	6.56	491	6	0.3	0.8	1,092	15
Cruz	0.0	144	2.01	0.37	1.71	373	4.97	153	2	0.1	0.6	396	5
NP Area Total	4.1	164	2.34	0.50	1.72	421	5.66	21,735	309	20.4	70.7	55,767	743
Total Indicated	9.5	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2,076

Inferred
Copala	3.2	332	1.77	0.12	0.20	476	6.34	33,722	179	3.7	6.2	48,320	644
Tajitos	1.0	365	2.04	0.22	0.39	540	7.21	12,260	69	2.3	4.0	18,140	242
Cristiano	0.7	443	2.54	0.15	0.29	650	8.66	10,213	59	1.1	2.0	14,974	200
Copala Area Total	4.9	355	1.94	0.15	0.25	515	6.86	56,195	307	7.1	12.3	81,434	1,081
Napoleon	3.2	137	1.64	0.45	1.76	342	4.57	14,045	168	14.4	55.9	35,063	467
Napoleon HW	0.8	220	2.17	0.59	2.02	479	6.39	5,976	59	5.0	17.0	13,027	174
La Luisa	2.0	159	2.13	0.30	1.51	386	5.15	10,439	139	6.0	30.8	25,326	338
Josephine	0.2	161	2.05	0.33	1.00	364	4.85	1161	15	0.7	2.2	2,618	35
Cruz	0.3	170	3.75	0.31	1.48	519	6.91	1698	37	1.0	4.6	5,169	69
NP Area Total	6.6	157	1.97	0.41	1.68	383	5.10	33,319	418	27.1	110.6	81,203	1,082
San Antonio	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	12.2	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.3	169,647	2,261
*Animas is Rosarito and Cuevillas veins

Note:

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

Classification	Tonnes	Average Grade						Contained Metal
COG AgEq		Ag	Au	Pb	Zn	AgEq	AuEq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(koz)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated:
300	5.58	415	3.41	0.31	0.96	718	9.57	74,501	612	17.2	53.5	128,810	1,716
250	6.54	375	3.09	0.3	0.95	653	8.70	78,809	651	19.5	62.2	137,286	1,830
200	7.86	331	2.75	0.29	0.9	581	7.75	83,610	694	22.2	70.8	146,774	1,958
150	9.48	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2,076
120	10.75	263	2.2	0.25	0.79	467	6.22	91,066	759	26.8	85.3	161,308	2,149
100	11.74	246	2.05	0.24	0.75	437	5.82	92,965	773	27.7	88.5	164,833	2,195
Inferred:
300	6.47	355	2.82	0.36	1.23	634	8.34	73,931	587	23.1	79.4	131,930	1,734
250	7.9	317	2.54	0.34	1.17	565	7.51	80,365	644	26.8	92.1	143,338	1,908
200	9.7	278	2.24	0.32	1.12	499	6.66	86,784	698	30.9	108.4	155,748	2,076
150	12.19	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.2	169,647	2,261
120	14.04	216	1.75	0.28	0.97	393	5.25	97,502	791	38.6	136.1	177,648	2,368
100	15.47	201	1.63	0.26	0.92	367	4.89	99,985	812	40.8	142.9	182,671	2,433

Panuco Project Indicated & Inferred Mineral Resource Sensitivity Table

Panuco Project Updated Mineral Resource Estimate Notes:

  The classification of the Updated Mineral Resource Estimate into indicated and inferred mineral resources is consistent with current 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. The effective date for the Updated Mineral Resource Estimate is September 1, 2023.
  All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.
  All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.
  Mineral resources are not mineral reserves. Mineral resources which are not mineral reserves, do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
  The database comprises a total of 822 drill holes for 302,931 metres of drilling completed by Vizsla Silver between November 2019 and September 2023.
  The mineral resource estimate is based on 28 three-dimensional ("3D") resource models, constructed in Leapfrog, representing the Napoleon area (15 wireframes), the Copala area (7 wireframes), Tajitos (1 wireframe), Animas (5 wireframes) and San Antonio (1 wireframe).
  Silver, gold, lead and zinc were estimated for each mineralization domain in the Panuco Project. Blocks within each mineralized domain were interpolated using 1.5 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance squared (ID2) interpolation method was used for all domains. All estimates are based on variable block dimensions (by deposit area) and estimation search parameters (by domain).
  Average density values were assigned per zone based on 1,919 samples analysed by ALS in Zacatecas, Mexico or inhouse with 5% checks by ALS.
  It is envisioned that the Panuco Project deposits may be mined using underground mining methods. Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.
  The base-case AgEq Cut-off grade considers metal prices of $24.00/oz Ag, $1800/oz Au, $2425/t Pb and $2976/t Zn and considers metal recoveries of 93% for silver, 90% for gold, 94% for Pb and 94% for Zn.

  The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t rock and processing, treatment and refining, transportation and G&A cost of US$50.00/t of mineralized material.
  The Updated Mineral Resource Estimate may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The Company remains well-funded for its ongoing +65,000 metre 2024 drill program with four drill rigs designed to upgrade and expand the Project's resource base and test high priority targets located in the west, central and eastern areas of the district. Dependent on ongoing exploration success, the Company plans to publish a further update to the Updated Mineral Resource Estimate in the second half of 2024.

Discovery Costs

To date, the Company has incurred an aggregate of approximately US$103.0 million in exploration expenditures over the life of the Project.  This equates to an estimated discovery cost per silver equivalent ounce of US$0.32 for resources defined in the Updated Mineral Resource Estimate.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Updated Mineral Resource Estimate was completed by Allan Armitage, Ph.D., P.Geo., of SGS Geological Services. Mr. Armitage is an independent Qualified Person as defined by NI 43-101. Mr. Armitage has reviewed and approved the technical contents of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of the mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

The SEC adopted new mining disclosure rules Pursuant to subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"). As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". As an eligible issuer under the Multijurisdictional Disclosure System the Company is exempt from compliance with the SEC Modernization Rules and information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according tothe SEC Modernization Rules. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 9 Date of Report

February 20, 2024